
February 1, 2023

Cyril Lesser
Chief Financial Officer
Forbion European Acquisition Corp.
4001 Kennett Pike, Suite 302
Wilmington, Delaware 19807

      Re: Forbion European Acquisition Corp.
          Form 10-K for the year ended December 31, 2021
          Amendment No. 1 to Form 10-Q for the quarterly period ended September 30, 2022
          File No. 001-41148

Dear Cyril Lesser:

      We have reviewed your amended Forms 10-Q filed January 19, 2023 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments.

Amendment No. 1 to Form 10-Q for the quarterly period ended September 30, 2022

General

1.   We have reviewed your amended Forms 10-Q for the quarterly periods ended September 30, 2022, June 30, 2022, March 31, 2022 and September 30, 2021, and note that you have only provided the Signatures section of each filing. Please revise your amended filings to include the entire periodic report, including the exhibits required by Item 601 of Regulation S-K.

      You may contact Eric McPhee at 202-551-3693 or Jennifer Monick at 202-551-3295 if you have any questions.

                        Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction